Skadden, Arps, Slate, Meagher & Flom (UK) llp
22 BISHOPSGATE LONDON EC2N 4BQ ________ TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com March 7, 2023

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Via EDGAR and E-mail

Lily Dang
Karl Hiller
Timothy S. Levenberg
Karina Dorin
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546

RE:	Cool Company Ltd. Registration Statement on Form 20-F Filed February 14, 2023 File No. 001-41625

Ladies and Gentlemen:

On behalf of Cool Company Ltd. (the “Company” or “CoolCo”), enclosed is a copy of Amendment No. 1 to the Registration Statement on Form 20-F (the “Amendment”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof. The Registration Statement includes changes as compared to the above-referenced Registration Statement on Form 20-F (File No. 001-41625) filed with the Commission on February 14, 2023 (the “Registration Statement”).

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 3, 2023 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP, A LIMITED LIABILITY PARTNERSHIP REGISTERED
UNDER THE LAWS OF THE STATE OF DELAWARE, IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION AUTHORITY UNDER REFERENCE NUMBER 80014.
A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS.

U.S. Securities and Exchange Commission
March 7, 2023

Registration Statement on Form 20-F

Interim Financial Statements – Cool Company Limited
Note 2 – Basis of Preparation and Summary of Significant Accounting Policies, page F-42

1.
We note that you have made some revisions to the interim equity statement on page F-38 in response to prior comment 5, reflecting some combinations or recharacterizations of amounts while retaining the roll-forward approach, in reconciling between the predecessor and successor accounts. Please further revise your statement to address the following points.

•
The statement reflects both misplaced and missing single and double underscores, which should be used to indicate wherever summations are being made, to partition between the group and the group total, and to indicate where final totals are being presented.

•
You have used footnotes 3, 4 and 5 to indicate the number of shares associated with certain transactions, although your notations do not fully reconcile to the ending balance expressed in footnote 6. Tell us how you considered presenting a separate column within the statement to report share activity alongside the associated monetary details as an alternative to commentary in the footnotes, and revise as necessary to include the missing details.

•
Please clarify whether the adjustments identified as “Deconsolidation of lessor VIEs” are similar to the adjustments for “Cancellation of Parent’s equity,” in representing adjustments that are necessary to record the disposition from the standpoint of Golar LNG and to reconcile between the predecessor and successor entities, and if so reposition the first of these so that both line items follow the “Combined carve-out predecessor balance upon disposal” line item, and preceding the accounts and activity that pertain to the successor.

•
As the amounts in the line item “Consolidated successor balance upon acquisition” appears to be limited to the recognition of the minority interest by the successor, please choose a caption that is more clearly representational of the amounts.

•	Please include a line item to represent the equity accounts of the successor just prior to the acquisition.

Response:

Comment: The statement reflects both misplaced and missing single and double underscores, which should be used to indicate wherever summations are being made, to partition between the group and the group total, and to indicate where final totals are being presented.

In response to the Staff’s comment, the Company has updated the single and double underscores on page F-38 of the Amendment to appropriately indicate wherever summations are being made, partition between the group and the group total and indicate where final totals are being presented.

Comment: You have used footnotes 3, 4 and 5 to indicate the number of shares associated with certain transactions, although your notations do not fully reconcile to the ending balance expressed in footnote 6. Tell us how you considered presenting a separate column within the statement to report share activity alongside the associated monetary details as an alternative to commentary in the footnotes, and revise as necessary to include the missing details.

In response to the Staff’s comment, the Company has included a separate column within the statement of changes in equity to present the movement in number of issued common shares to reconcile the share activity between the Predecessor period and the Successor period, including the cancellation of 1,000,000 shares for Parent’s aggregated equity, the issuance of 27,500,000 common shares as part of the Private Placement during February 2022 and the issuance of 12,500,000 common shares in the Company to Golar in connection with the transfer of vessels on each respective entity acquisition date pursuant to the Vessel SPA as described in footnotes 3,4 and 5 respectively. The Company notes that the number of shares issued during the Predecessor period were 1,010,000 out of which 1,000,000 were cancelled and 10,000 shares were retained by Golar that transferred into the Successor period. Taking into account the cancellation of shares and further issuances of common shares as part of Private Placement and to Golar during the Successor period, the total balance of 40,010,000 issued common shares as of September 30, 2022 reconciles to the ending balance expressed in footnote 6.

Comment: Please clarify whether the adjustments identified as “Deconsolidation of lessor VIEs” are similar to the adjustments for “Cancellation of Parent’s equity,” in representing adjustments that are necessary to record the disposition from the standpoint of Golar LNG and to reconcile between the predecessor and successor entities, and if so reposition the first of these so that both line items follow the “Combined carve-out predecessor balance upon disposal” line item, and preceding the accounts and activity that pertain to the successor.

In response to the Staff’s comment, the Company would like to clarify that out of the predecessor’s seven sale and leaseback arrangements, only two sale and leaseback arrangements – those secured by the Golar Ice and Golar Kelvin – were assumed by us. For the remaining five sale and leaseback arrangements, Golar LNG exercised its option to repurchase the Golar Snow, Golar Glacier, Golar Seal, Golar Crystal and Golar Bear prior to the disposal of the respective entities that are the disponent owners of these vessels. After exercising the repurchase option, Golar no longer had a controlling financial interest in the Lessor VIEs, and therefore, upon closing of the repurchase option, Golar deconsolidated the Lessor VIEs from its financial results. Therefore, the adjustments identified as “Deconsolidation of lessor VIEs” are presented before computing the combined carve-out Predecessor equity balance upon disposal. The combined carve-out Predecessor balance upon disposal is then eliminated, except for the non-controlling interest relating to the Lessor SPV’s of Golar Ice and Golar Kelvin, and presented as “Cancellation of Parent’s equity.” As we believe the adjustments identified as “Deconsolidation of lessor VIEs” are not similar to the adjustments for “Cancellation of Parent’s equity” in representing adjustments that are necessary to record the disposition from the standpoint of Golar LNG and to reconcile between the “Combined carve-out predecessor balance upon disposal” and “Combined carve-out equity balance prior to acquisition” we did not reposition such entries.

U.S. Securities and Exchange Commission
March 7, 2023

Comment: As the amounts in the line item “Consolidated successor balance upon acquisition” appears to be limited to the recognition of the minority interest by the successor, please choose a caption that is more clearly representational of the amounts.

In response to the Staff’s comment, the Company has updated the caption on page F-38 as “Combined carve-out equity balance prior to acquisition” to more clearly represent such amounts, including the share capital reflecting par value of 10,000 shares retained by Golar as noted above and minority interest transferred to the Successor period.

Comment: Please include a line item to represent the equity accounts of the successor just prior to the acquisition.

In response to the Staff’s comment and as noted above, the Company has included a line item entitled “Consolidated successor equity balance upon acquisition” on page F-38 which represent only the equity accounts of the successor just prior to the various acquisitions and recognition of non-controlling interest upon acquisition.

* * *

Please contact me at +44 20 7519 7183 or via email at james.mcdonald@skadden.com should you require further information.

Very truly yours,

/s/ James A. McDonald
James A. McDonald

cc:
Richard Tyrrell, Chief Executive Officer, Cool Company Ltd.
Johannes P. Boots, Chief Financial Officer, Cool Company Ltd.
Sarah Choudhry, General Counsel, Cool Company Ltd.
Raquel Fox, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Andrew D. Smyth, Partner, Ernst & Young LLP